EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Forward-looking statements speak only as of the date of this report. You should not put undue reliance on any forward-looking statements. We strongly encourage investors to carefully read the factors described in our annual report on Form 20-F and Form 20-F/A in the section entitled “Risk Factors” for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

A. Operating Results

Overview of Company

Tantech Holdings Ltd (“Tantech BVI” or “the Company”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech BVI, through its subsidiaries (together as “we” or “the Group”) engages in research, development, production and distribution of various products made from bamboo and investment in mining exploration.

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus on consumer products and low emission BBQ charcoal. After completing a series of re-organizations, dismantling prior VIE structure and business strategic changes, through our operating subsidiaries, we are now engaging in research, development, production and distribution of various charcoal products, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Note 1 of the footnotes accompanying the financial statements included in this report.

During the year ended December 31, 2023 the Company merged its biodegradable packaging business segment into its consumer products segment. On April 2, 2025, the Board approved the sale of its Electric Vehicle business (the “EV Business”). The disposal of the EV Business represents a strategic shift that has a significant effect on the Group’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. Therefore, the Company determined that the disposal of the EV Business met the criteria to be classified as a discontinued operation and as a result, the EV Business’s historical financial results are reflected in the unaudited condensed consolidated financial statements as a discontinued operation. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities held for sale, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for the six months ended June 30, 2025 and 2024, respectively.

Our consumer products include purification and deodorization products, household cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and household cleaning products are sold under the brand name “Charcoal Doctor.” Purification and deodorization products include air purification products, deodorant products and bamboo vinegar. Household cleaning products include toilet cleaning products, kitchen cleaning products, personal care products and clothing detergent products.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

On April 25, 2025, we closed an equity acquisition with a third party (the “Seller”), under which the Group purchased a 85% equity interest in Xintong International Trading Co., Ltd. (“Xintong International”). Xintong International owns 100% equity interest in Shanghai Senhuixin Technology Co., Ltd. (“Senhuixin”), a PRC holding company which owns 30% equity interest in Shandong Liansen Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights and forests and plants that can be used for Chinese herbal medicine cultivation and flower cultivation. The acquisition is considered to be an asset acquisition.

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Factors Affecting Our Results of Operations

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal-based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

Competition in Consumer Product

Our products face competition from other producers. In our consumer product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal-based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd., Zhejiang Jiejiegao Charcoal Industry Co., Ltd., and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Consumer products Co., Ltd.

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Results of Operations

The following table summarizes the selected results of our operations during the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,
	2025		2024
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$20,528	100%	$21,485	100.0%	$(957)	(4.5)%
Cost of revenues	16,297	79.4%	16,717	77.8%	(420)	(2.5)%
Gross profit	4,231	20.6%	4,768	22.2%	(537)	(11.3)%

Operating expenses
Selling expenses	4	-%	26	0.1%	(22)	(84.6)%
General and administrative expenses	953	4.6%	2,389	11.1%	(1,436)	(60.1)%
Research and development expenses	15	0.1%	36	0.2%	(21)	(58.3)%
Total operating expenses	972	4.7%	2,451	11.4%	(1,479)	(60.3)%

Income from operations	3,259	15.9%	2,317	10.8%	942	40.7%

Other income (expenses)
Change in fair value of convertible note	(150)	(0.7)%	(66)	(0.3)%	(84)	127.3%
Change in fair value of warrant liabilities	1,804	8.8%	(850)	(4.0)%	2,654	(312.2)%
Interest income	16	0.1%	19	0.1%	(3)	(15.8)%
Interest expense	(93)	(0.5)%	(134)	-0.6%	41	(30.6)%
Financing interest income, net	349	1.7%	860	4.0%	(511)	(59.4)%
Gain from disposal of subsidiaries	3,545	17.3%	1,006	4.7%	2,539	252.4%
Gain from disposal of financing receivable	2,314	11.3%	-	-%	2,314	-%
Other (expenses) income, net	(35)	(0.2)%	67	0.3%	(102)	(152.2)%
Total other income, net	7,750	37.8%	902	4.2%	6,848	759.2%

Income before income tax expense	11,009	53.6%	3,219	15.0%	7,790	242.0%
Income tax provision	1,455	7.1%	1,448	6.7%	7	0.5%
Net income from continuing operations	9,554	46.5%	1,771	8.2%	7,783	439.5%
Net loss from discontinued operations	(61)	(0.3)%	(663)	(3.1)%	602	(90.8)%
Net income	9,493	46.2%	1,108	5.2%	8,385	756.8%

Revenues:

Revenues from continuing operations decreased by approximately $1.0 million, or 4.5%, to approximately $20.5 million for the six months ended June 30, 2025 from approximately $21.5 million for the same period of 2024. The decrease was mainly attributable to the reduced demand in the persistently sluggish real estate market for our carbon products, which are used in household cleaning.

Cost of revenues:

Our cost of revenues from continuing operations decreased by approximately $0.4 million, or 2.5%, to approximately $16.3 million for the six months ended June 30, 2025 from approximately $16.7 million for the same period of 2024, which was in line with the decrease of revenue. As a percentage of revenues, the cost of revenue was 79.4% and 77.8% for the six months ended June 30, 2025 and 2024, respectively.

Gross profit:

Our gross profit from continuing operations decreased by approximately $0.5 million, or 11.3%, to approximately $4.2 million for the six months ended June 30, 2025 from approximately $4.8 million for the same period of 2024. The gross profit margin was 20.6% and 22.2% for the six months ended June 30, 2025 and 2024, respectively.

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Selling expenses:

Our selling expenses from continuing operations were less than $0.1 million for the six months ended June 30, 2025 and 2024. As a percentage of revenues, our selling expenses were 0.0% and 0.1% for the six months ended June 30, 2025 and 2024, respectively.

General and administrative expenses:

Our general and administrative expenses from continuing operations decreased by approximately $1.4 million, or 60.1%, to approximately $1.0 million for the six months ended June 30, 2025 from approximately $2.4 million for the same period of 2024. The decrease was primarily attributable to the decrease of approximately $0.9 million in provision for credit losses due to slow collection and approximately $0.5 million in professional consulting fee. As a percentage of revenues, general and administrative expenses was 4.6% and 11.1% for the six months ended June 30, 2025 and 2024, respectively.

Research and development expenses

Our research and development expenses from continuing operations were less than $0.1 million for the six months ended June 30, 2025 and 2024, respectively. We expect to continue to invest in research and development expenses. We expect that our ability to effectively utilize our research and development expenses capabilities may significantly affect our results of operations in the future.

Total operating expenses

Total operating expenses from continuing operations decreased by approximately $1.5 million, or 60.3%, to approximately $1.0 million for the six months ended June 30, 2025 from approximately $2.5 million for the same period of 2024, which was mainly due to the decrease of approximately $1.4 million in general and administrative expense.

Change in fair value of convertible note

The Company recognized the convertible note at fair value. Change in fair value of convertible note from continuing operations amounted to a loss of approximately $0.2 million and $0.1 million for the six months ended June 30, 2025and 2024, respectively.

Change in fair value of warrants liabilities

Change in fair value of warrants liability from continuing operations amounted to a gain of approximately $1.8 million for the six months ended June 30, 2025 and a loss of approximately $0.9 million for the same period of 2024. The fair value of the Company’s warrants derivative liability assumed from the April 2024 private placement is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Interest expenses

Our interest expenses from continuing operations kept at approximately $0.1 million for the six months ended June 30, 2025 and 2024.

Financing interest income, net

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. The Company recognized net financing interest income from continuing operations of approximately $0.3 million and approximately $0.9 million for the six months ended June 30, 2025 and 2024, respectively.

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Gain from disposal subsidiaries

On May 15, 2025, we closed the sale of the Electric Vehicle business, comprised of Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd., and its subsidiaries, Shangchi Automobile Co., Ltd. and Shenzhen Yimao New Energy Sales Co., Ltd., to a third party. We recorded gain from disposal of approximately $3.5 million for the six months ended June 30, 2025.

On March 16, 2024, we signed a share transfer agreement with a third party to sell  100% of the equity interest in Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”). We recorded gain from disposal of approximately $1.0 million for the six months ended June 30, 2024.

Gain from disposal of financing receivables

On April 25, 2025, our financing receivables balance was fully settled as partial consideration paid in connection with the equity acquisition agreement of Xintong international on April 18, 2025 (See Note 3). Gain from disposal of the financing receivables amounted to approximately $2.3 million.

Income before provision for income taxes

As a result of the foregoing, our income before provision for income taxes from continuing operations increased by approximately $7.8 million, or 242.0%, to approximately $11.0 million for the six months ended June 30, 2025 from approximately $3.2 million for the same period of 2024.

Provision for income taxes

Our provision for income taxes from continuing operations increased to approximately $1.5 million for the six months ended June 30, 2025 from approximately $1.4 million for the same period of 2024. The increase was in line with increased taxable income.

Net income from continuing operations

As a result of the foregoing, our net income from continuing operations was approximately $9.6 million for the six months ended June 30, 2025 from approximately $1.8 million for the same period of 2024.

Loss from discontinued operations

On May 15, 2025, the Group closed the sale of its Electric Vehicle business, comprised of Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd., and its subsidiaries Shangchi Automobile Co., Ltd. and Shenzhen Yimao New Energy Sales Co., Ltd., to a third party. The net loss from these discontinued operations was approximately $0.1 million and approximately $0.7 million for the six months ended June 30, 2025 and 2024, respectively.

Net income

As a result of the foregoing, our net income increased by approximately $8.4 million, or 756.8%, to approximately $9.5 million for the six months ended June 30, 2025 from approximately $1.1 million for the same period of 2024.

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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As of June 30, 2025, we had cash and cash equivalents of approximately $32.4 million. Our current assets were approximately $75.8 million, and our current liabilities were approximately $26.6 million, which resulted in a current ratio of 2.8:1. Retained earnings as of June 30, 2025 were approximately $57.9 million.

Our accounts receivable turnover in days were 342 days and 346 days for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and credit losses level in order to ensure our methodology used to determine credit losses is reasonable and accrued additional credit losses if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided credit losses of approximately $23 million against the aged accounts receivable balances. Subsequent to June 30, 2025 and through November 19, 2025, the Company collected approximately $22.3 million, or 52%, of the accounts receivable balance as of June 30, 2025.

The following table sets forth a summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	For the Six Months Ended June 30,
	2025	2024
Net cash (used in) provided by continuing operations	$(3,379)	$4,506
Net cash provided by (used in) discontinued operations	(22)	(60)
Net cash (used in) provided by operating activities	(3,401)	4,446
Net cash used in continuing operations	(582)	(900)
Net cash used in discontinued operations	-	-
Net cash used in investing activities	(582)	(900)
Net cash provided by continuing operations	522	1,451
Net cash (used in) provided by discontinued operations	(1)	38
Net cash provided by financing activities	521	1,489
Effect of exchange rate changes on cash, cash equivalents and restricted cash	626	65
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,836)	5,100
Cash, cash equivalents and restricted cash, beginning of period	35,211	29,125
Cash, cash equivalents and restricted cash, end of period	$32,375	$34,225

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Operating Activities

Net cash used in operating activities was approximately $3.4 million for the six months ended June 30, 2025. Cash used in operating activities for the six months ended June 30, 2025 mainly consisted of net income from continuing operations of approximately $9.6 million, non-cash items adjustment of approximately $7.1 million, increase of approximately $8.7 million in accounts receivable due to slow collection and decrease of approximately $1.1 million in accrued liabilities and other payables, offset by decrease of approximately $3.0 million in advance to suppliers and increase of approximately $0.8 million in tax payable.

  Net cash provided by operating activities was approximately $4.4 million for the six months ended June 30, 2024. Cash provided by operating activities for the six months ended June 30, 2024 mainly consisted of net income from continuing operations of approximately $1.8 million, non-cash items adjustment of approximately $1.7 million, increase of approximately $3.1 million in accounts payable due to slow payment and increase of approximately $0.8 million in tax payable, offset by decrease of approximately $1.4 million in accrued liabilities and other payables, increase of approximately $0.7 million in accounts receivable, increase of approximately $0.5 million in prepaid expenses and other receivables.

Investing Activities

Net cash used in investing activities was approximately $0.6 million for the six months ended June 30, 2025. Cash used in investing activities for the six months ended June 30, 2025 consisted of approximately $0.6 million increase in financing receivable.

Net cash used in investing activities was approximately $0.9 million for the six months ended June 30, 2024. Cash used in investing activities for the six months ended June 30, 2024 consisted of approximately $0.9 million increase in financing receivable.

Financing Activities

Net cash provided by financing activities was approximately $0.5 million for the six months ended June 30, 2025. Cash provided by financing activities for the six months ended June 30, 2025 mainly consisted of proceeds from warrants exercising approximately $0.3 million and proceeds from related party approximately $0.1 million.

Net cash provided by financing activities was approximately $1.5 million for the six months ended June 30, 2024. Cash provided by financing activities for the six months ended June 30, 2024 mainly consisted of net proceeds from equity financing of approximately $1.6 million, offset by repayment of convertible note of approximately $0.3 million.

Our primary source of cash is currently generated from the sales of our products and financings. In the coming years, we are planning to continue to raise additional capital by issuing common shares to meet our cash needs. While facing uncertainties in regard to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months

Capital Expenditures

We had capital expenditures of approximately $0.04 million and approximately $0.01 million for the six months ended June 30, 2025 and 2024, respectively, for the addition in property, plant and equipment and intangible assets.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our offerings through issuance of common stocks and other sources to fund capital expenditure commitments in the future.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

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C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Our Patents” of our annual report for the fiscal year ended December 31, 2024 filed with the SEC on May 15, 2025.

D. Trend Information

Market Trends

Other than as disclosed elsewhere in this financial report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Policies and Estimate

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. Significant accounting policies we follow in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below.

Financing receivables, net

Financing receivables represent receivables arising from the Group’s factoring business. Financing receivables are measured at amortized cost and reported on the unaudited condensed consolidated balance sheets based on the outstanding principal adjusted for any write-off and the allowance. Amortized cost of financing receivables is equal to the unpaid principal balance plus interest receivable. The Group recognizes financial interest income over the terms of the financing receivables using the effective interest rate method. The provision for credit losses for financing receivables is based upon the current expected credit losses (“CECL”) model, and the Group utilizes the discounted cash flow (“DCF”) method to determine the expected credit loss for the financing receivables by comparing the amortized cost of the financing receivables with the present value of the projected cashflow for the underlying collateral. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including the value of collaterals, terms of the financing receivables, historical credit loss experience, industry recovery rates of financing receivables with similar risk characteristics as well as other conditions that may be beyond the Group’s control.

Fair Value of Financial Instruments

The Group accounts for fair value measurements for financial assets and financial liabilities in accordance with FASB ASC Topic 820, “Fair Value Measurements”. The authoritative guidance, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the exit price, representing the amount that would either be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. There were Level 3 liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024. Level 3 liabilities held as of June 30, 2025 consisted of a convertible note elected as fair value (see Note 10) and warrants liabilities as derivative measured at fair value for each reporting period (see Note 12)

See “Note 2 - Summary of Significant Accounting Policies” of the notes to our financial statements for the six months ended June 30, 2025, set forth below under “Index to Financial Statements”, for a further description of our accounting policies and estimates. None of those policies are deemed to be critical accounting policies nor critical accounting estimates.

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